04012055

04 JAN 13 AM 7:21

SUPPL

24 December 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad ("Amsteel")

We enclose herewith a copy of the General Announcement dated 23 December 2003, Re: Amsteel Corporation Berhad ("ACB") - Proposed Variation of: 1) Redemption date of the zero-coupon redeemable secured RM denominated bonds; and 2) Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts, issued by the ACB Group pursuant to the corporate and debt restructuring exercise of the ACB Group for filing pursuant to exemption No. 82-3318 granted to ACB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 1/13

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: AMSTEEL CORPORATION BERHAD
*	Stock name	: AMSTEEL
*	Stock code	: 2712
*	Contact person	: CHAN POH LAN
*	Designation	: SECRETARY

* Type : ● Announcement ( ) Reply to query

* Subject :

AMSTEEL CORPORATION BERHAD ("ACB")

PROPOSED VARIATION OF:

1. REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND

2. REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS");

ISSUED BY THE ACB GROUP PURSUANT TO THE CORPORATE AND DEBT RESTRUCTURING EXERCISE OF THE ACB GROUP ("ACB SCHEME")

* **Contents :-**

1. INTRODUCTION

Reference is made to the announcement of 19 March 2003 made by ACB regarding, *inter alia*, the issuance of the Bonds, SPV Debts and the new ordinary shares by the ACB Group to the ACB Scheme Creditors.

The global economy for the year 2003 was adversely affected by the war in Iraq and the outbreak of the Severe Acute Respiratory Syndrome, thereby affecting consumer and business sentiments in the regional economies. Against the backdrop of concerns of the possibility of the weakening of the global economy, there was limited scope of possible buyers for the assets of ACB under the divestment programme of the ACB Scheme. This in turn had affected ACB's repayment obligations to the holders of the Bonds ("Bondholders") and holders of the SPV Debts ("SPV Debt Holders").

Despite the difficult environment, the ACB Group had, in September 2003, entered into an agreement for the proposed disposal of the Parkson retail group to Lion Diversified Holdings Berhad (formerly known as Chocolate Products (Malaysia) Berhad) ("LDHB") and the proposed disposal to LDH (S) Pte Ltd, a wholly-owned subsidiary of LDHB, of up to 226.85 million Lion Corporation Berhad ("LCB") shares that are not fully taken up by eligible LCB shareholders offered under the Restricted Offer For Sale. The proposed disposals are, at present, subject to the relevant authorities' approvals.

In the light of the aforesaid, the Board of Directors of ACB wishes to announce that the ACB Group had issued notices of meetings dated 22 December 2003 to the Bondholders and SPV Debt Holders to seek, *inter alia*, the indulgence and approval of the relevant Bondholders and relevant SPV Debt Holders to vary the redemption date for the Bonds ("Redemption Date") and the scheduled date for the repayment of the SPV Debts ("Repayment Date") both of 31 December 2003 ("Proposed Variation").

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

23 DEC 2003

2. DETAILS OF THE PROPOSED VARIATION

The Proposed Variation involves the variation of the Redemption Date and the Repayment Date, both of 31 December 2003 to the proposed redemption date of 31 March 2004 ("Proposed Redemption Date") and the proposed repayment date of 31 March 2004 ("Proposed Repayment Date") at the respective redemption/repayment amounts ("Proposed Redemption Amount" and "Proposed Repayment Amount" respectively) as set out in Table I-Bonds and Table II-SPV Debts.

It is proposed that interest shall be paid for the delay in payment at 1% above the issue YTM rate for the Bonds/SPV Debts per annum, calculated on such portion of the Redemption Amount/Repayment Amount which is delayed from (and including) 31 December 2003 up to the Proposed Redemption Date/Proposed Repayment Date (excluding the day upon which payment is made), details of which are set out in Table III-Bonds and Table IV-SPV Debts.

The aforesaid interest shall be paid together with the payment of the Proposed Redemption Amount/Proposed Repayment Amount on the Proposed Redemption Date/Proposed Repayment Date.

3. APPROVALS FOR THE PROPOSED VARIATION

The Proposed Variation requires the approval from:

i) the Securities Commission ("SC");
ii) Bondholders and SPV Debt Holders at the respective meetings to be convened; and
iii) Bank Negara Malaysia ("BNM"), in respect of the SPV Debts.

Applications to the SC and BNM to seek the requisite approvals will be submitted after receipt of approvals of the Bondholders and SPV Debt Holders at the respective meetings to be convened for the Proposed Variation.

The Meetings of the Bondholders and the SPV Debt Holders are scheduled to be held on 12 January 2004.

Unless the context otherwise requires, terms and references defined in the Circular to the Shareholders dated 9 January 2003 in respect of the ACB Scheme shall have the same meaning when used herein.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I-Bonds

Category	Redemption Date 31 December 2003 Redemption Amount (RM)	Proposed Redemption Date 31 March 2004 Proposed Redemption Amount (RM)
Class A1	28,954,765	28,954,765
Class A2*	96,807,695	76,787,695
Class B(a)	23,442,943	23,442,943
Class B(b)	2,455,263	2,455,263

* The deferred amount is reduced by RM20.02 million due to part redemption of Class A2 Bond (from net

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

23 DEC 2003

rental proceeds collected by the subsidiaries of ACB, Lion Seremban Parade Sdn Bhd ("LSP") and Lion Ipoh Parade Sdn Bhd ("LIP") respectively) held by parties who have first priority security ranking interest over the properties owned by LSP and LIP.

Table II-SPV Debts

Category	Repayment Date 31 December 2003 Repayment Amount (USD)	Proposed Repayment Date 31 March 2004 Proposed Repayment Amount (USD)
Class A1	40,672,341	40,672,341
Class A2	836,275	836,275
Class B	16,753,637	16,753,637

Table III-Bonds

Category	(A) Issue YTM rate per annum (%) under the ACB Scheme	(B) Late Payment rate per annum (%) for the delay	(A) + (B) = (C) Applicable interest per annum (%) for the Proposed Variation
Class A1	7.00	1.00	8.00
Class A2	6.00	1.00	7.00
Class B(a)	4.75	1.00	5.75
Class B(b)	7.75	1.00	8.75

Table IV-SPV Debts

Category	(A) Issue YTM rate per annum (%) under the SCB Scheme	(B) Late Payment rate per annum (%) for the delay	(A) + (B) = (C) Applicable interest per annum (%) for the Proposed Variation
Class A1	6.50	1.00	7.50
Class A2	5.25	1.00	6.25
Class B	4.00	1.00	5.00

AMSTEEL CORPORATION BERHAD (20667-M)

....

Secretary

23 DEC 2003